EXHIBIT 99.1

Manchester United plc Announces Third Quarter 2016 Earnings Report Date

MANCHESTER, England—(BUSINESS WIRE)— Manchester United plc (NYSE: MANU) (the “Company”), one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth, today announced that it will report third quarter 2016 results on Friday, 13 May 2016, at approximately 7:00 a.m. ET and host a conference call at 8:00 a.m. ET to discuss the results.

A live, listen-only webcast of the conference call will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 138-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.

Contacts

Investor Relations:

Samanta Stewart

+44 207 054 5928

ir@manutd.co.uk

or

Media:

Philip Townsend

Manchester United plc

+44 161 868 8148

philip.townsend@manutd.co.uk